UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

This Form 6-K for Petrobras Argentina S.A. contains:

- English translation of the letter sent to Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) and Comisión Nacional de Valores (the Argentine Securities Commission) dated August 11, 2016, relating Petrobras Argentina S.A. – Heads of Market Relations.

PETROBRAS ARGENTINA S.A.

Buenos Aires, August 11, 2016

Messrs.

BOLSA DE COMERCIO DE BUENOS AIRES

Sarmiento 299, 2nd floor

Autonomous City of Buenos Aires

COMISIÓN NACIONAL DE VALORES

25 de mayo 175

Autonomous City of Buenos Aires

Re: Petrobras Argentina S.A. – Heads of Market Relations

Dear Sirs:

In my capacity as Head of Market Relations of Petrobras Argentina S.A. (the “Company”) this is to inform you that at the Meeting held on this date the Board of Directors resolved to appoint Attorneys Diego Martín Salaverri, Victoria Hitce and María Agustina Montes as Heads of Market Relations for the Company to act jointly or indistinctly with Messrs. Gabriel Scagnetti and Claudio Guillermo Martín in such capacity.

Sincerely yours

Gabriel Scagnetti

Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: August 12, 2016

By: /s/ Ricardo Alejandro Torres

________________________________

Ricardo Alejandro Torres

Title:   Co-Chief Executive Officer